UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    No        ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No             ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

Attached hereto is the text of the resolutions adopted by the Annual General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. that has been held today.

Bilbao, 17 March 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., HELD ON 17 MARCH 2023

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending December 31, 2022.

Authorise the Chairman, Carlos Torres Vila, the General Secretary and Secretary to the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary to the Board of Directors, Amaya María Llovet Díaz, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the individual and consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its Group for the financial year ending December 31, 2022.

Authorize the Chairman, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, so that any of them, indistinctly and with powers of substitution, may complete, correct, formalize, publish, interpret, clarify, extend, develop or execute any of the documents indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to 2022 in the amount of EUR 4,815,555,217.56 (four billion, eight hundred and fifteen million, five hundred and fifty-five thousand, two hundred and seventeen euros and fifty-six cents of euro), as follows:

●

The amount of EUR 2,592,950,122.52 (two billion, five hundred and ninety-two million, nine hundred and fifty thousand, one hundred and twenty-two euros and fifty-two cents of euro) to the payment of dividends, of which:

a)

EUR 723,613,987.68 (seven hundred and twenty-three million, six hundred and thirteen thousand, nine hundred and eighty-seven euros and sixty-eight cents of euro) has already been paid in full prior to this Annual General Meeting as an interim dividend on account of the 2022 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 28 September 2022; and

b)	the remaining EUR 1,869,336,134.84 (one billion, eight hundred and sixty-nine million, three hundred and thirty-six thousand, one hundred and thirty-

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

four euros and eighty-four cents of euro) will be allocated to the payment of the final dividend for the year 2022 in a gross amount of EUR 0.31 (thirty-one cents of euro) per outstanding share of the Bank with the right to participate in said distribution. Payment to shareholders will take place on 5 April 2023.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 28 September 2022 approving the payment of the aforementioned amount as an interim dividend on account of the 2022 dividend.

●

The remaining profit, that is, the amount of EUR 2,222,605,095.04 (two billion, two hundred and twenty-two million, six hundred and five thousand, ninety-five euros and four cents of euro), will be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2022.

RESOLUTIONS UNDER AGENDA ITEM TWO

On the basis of the proposal made by the Appointments and Corporate Governance Committee, the General Shareholders’ Meeting has approved the re-election of Raúl Catarino Galamba de Oliveira, Lourdes Máiz Carro and Ana Leonor Revenga Shanklin as members of the Board of Directors, with the status of independent directors, for the statutory three-year period.

Following the favorable report of the Appointments and Corporate Governance Committee, the General Shareholders’ Meeting has also approved the re-election of Carlos Vicente Salazar Lomelín, as member of the Board of Directors, with the status of other external director, for the statutory three-year period.

Likewise, following the proposal of the Appointments and Corporate Governance Committee, the appointment of Sonia Lilia Dulá as member of the Board of Directors, with the status of independent director, for the statutory period of three years, has been approved by the General Shareholders’ Meeting.

The approved re-elections and appointment are accompanied by the report of the Board of Directors stipulated in article 529 decies of the Corporate Enterprises Act and, in the case of the re-election of Carlos Vicente Salazar Lomelín, the favorable report of the Appointments and Corporate Governance Committee is also included. These reports have been made available to shareholders as of the date on which the convening notice of the General Meeting was made public.

Consequently, the General Meeting has adopted the following resolutions:

2.1.        Re-elect Raúl Catarino Galamba de Oliveira, of legal age, Portuguese nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of independent director, for the statutory three-year period.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2.2.        Re-elect Lourdes Máiz Carro, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.3.        Re-elect Ana Leonor Revenga Shanklin, of legal age, Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.4.        Re-elect Carlos Vicente Salazar Lomelín, of legal age, Mexican nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of other external director, for the statutory three-year period.

2.5.        Appoint Sonia Lilia Dulá, of legal age, US nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as a member of the Board of Directors, with the status of independent director, for the statutory three-year period.

Pursuant to Paragraph 2 of Article 34 of the Bylaws, establish the number of directors that form part of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in 15.

RESOLUTIONS UNDER AGENDA ITEM THREE

One.- Approve the share capital reduction of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount of 10% of the share capital on the date of this resolution (this is, by up to a maximum nominal amount of EUR 295,475,711.64 (two hundred and ninety-five million, four hundred and seventy-five thousand, seven hundred and eleven euros and sixty-four euro cents), corresponding to 603,011,656 (six hundred and three million, eleven thousand, six hundred and fifty-six) shares with a nominal value of EUR 0.49 (forty-nine euro cents), subject to obtaining, where appropriate, the corresponding regulatory authorizations, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the BBVA General Shareholders’ Meeting held on 18 March 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption, all in compliance with the provisions of the legislation or regulations in force, as well as with any limitations that any competent authorities may establish. The implementation period of this resolution will end on the date of the next Annual General Shareholders’ Meeting, being rendered null and void from that date in respect of the amount not executed.

The final figure for the share capital reduction will be set by the Board of Directors, within the maximum amount referred to above, based on the final number of shares that are purchased and that the Board of Directors decides to redeem in line with the delegation of powers approved below.

The share capital reduction does not involve the repayment of shareholder contributions as the Company itself holds the shares to be redeemed, and the share capital reduction will be recorded as a charge to unrestricted reserves by provision of a restricted reserve for redeemed share capital in the amount equal to the nominal value of the shares redeemed, which may be disposed of only under the same requirements as those stipulated for the share capital reduction, as provided for in Article 335 c) of the Corporate

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Enterprises Act, by which the Company’s creditors will not be entitled to exercise their right of opposition set forth in Article 334 of the Corporate Enterprises Act.

To confer authority on the Board of Directors, in the broadest terms, authorizing it to subdelegate to the Executive Committee (which in turn, has subdelegation powers); to the Chairman of the Board of Directors; to the Chief Executive Officer; and to any other person to whom the Board explicitly grants powers to this effect, in order to totally or partially execute the aforementioned share capital reduction, on one or more occasions, within the established timeframe and in the manner it deems most appropriate, with the power to, in particular and without limitation:

(i)        Determine the number of shares to be redeemed in each execution, deciding whether or not to execute the resolution in whole or in part if no own shares are finally repurchased for the purpose of being redeemed or if, having been repurchased for that purpose, (a) they have not been purchased, on one or more occasions, in a sufficient number to reach 10% of the share capital limit on the date of this resolution; or (b) market conditions, Company circumstances or any event of social or economic importance make it advisable for reasons of corporate interest or prevent its execution; notifying of this decision in any case to the next Annual General Shareholders’ Meeting.

(ii)        Declare closed each of the executions of the share capital reduction finally agreed, setting, as appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital must be reduced in each execution, in accordance with the limits established in this resolution.

(iii)        Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital figure and the number of outstanding shares after each approved share capital reduction.

(iv)        Request, as appropriate, the delisting of the shares to be redeemed by virtue of this delegation in official or unofficial, regulated or unregulated, organized or not, domestic or foreign secondary markets, taking such steps and actions as may be necessary or advisable for this purpose before the relevant public and/or private bodies, including any action, declaration or management before any competent authority in any jurisdiction, including, but not limited to, the United States of America for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)        Execute all public and/or private documents, and to enter into as many acts, legal transactions, contracts, declarations and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction.

(vi)        Publish as many announcements as may be necessary or appropriate regarding the share capital reduction and each of its executions, and carry out any actions required for the effective redemption of the shares referred to in this resolution.

(vii)        Set the terms and conditions of the reduction in any matters not provided in this resolution, as well as to carry out any procedures and formalities required to obtain the consents and authorizations required for the effectiveness of this resolution.

Two.- Nullify, for the unused part, the resolution adopted by the Annual General Shareholders’ Meeting held on 18 March 2022, under item seven of the agenda.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FOUR

As laid down in Article 529 novodecies of the Spanish Corporate Enterprises Act, approve the Directors’ Remuneration Policy of Banco Bilbao Vizcaya Argentaria, S.A. (the “Policy”) to be applied as from the date of its approval (hence, for 2023 financial year) and throughout the following three financial years (i.e., during 2024, 2025 and 2026 financial years), whose text together with the specific report of the Remuneration Committee and the remaining documentation pertaining to the General Meeting, was made available to the shareholders as of the date on which this General Meeting was convened.

The approval of this new Policy includes, as established therein, the approval of(i) an increase of the maximum number of shares to be delivered, where appropriate, to non-executive directors, in execution of the fixed remuneration system with deferred delivery of BBVA shares, in 800,000 (eight hundred thousand) additional shares with respect to the number of shares approved by the General Shareholders’ Meeting of April 20, 2021; and (ii) the allocation of a maximum number of 8,000,000 (eight million) BBVA shares to be delivered (directly or through instruments linked to shares, such as, for instance, options), where appropriate, to executive directors in execution of the payment rules of the annual variable remuneration that apply to them. All this, in the terms set forth in the Policy.

Likewise, authorize the Board of Directors, with express subdelegation powers, to the fullest extent required by law to interpret, elaborate, enter into and implement this resolution, adopting as many agreements and signing as many public or private documents as may be necessary or appropriate for its full effect, including adapting the Policy when necessary and at the proposal of the Remunerations Committee to any circumstances that may arise, the rules set forth in applicable law, recommendations or best practices on the subject and to the specific requirements set by supervisors, or by any other competent authority, including, but not limited to, any stock exchange, domestic or otherwise, provided that this does not imply a substantial change in its terms and conditions that, in accordance with applicable laws, should be newly submitted to consideration by the General Meeting; and, in particular, to:

a)        Develop and establish the specific terms and conditions of the remuneration systems for non-executive directors and executive directors as regards any matters not laid down in the Policy, specifically including, but not limited to, designating beneficiaries, performing actions related to new directors and departures, resolving the vesting and settlement of the remuneration, as well as the terms thereof, establishing cases for early consolidation and settlement, as the case may be, and confirming compliance with any applicable terms and conditions to which this vesting and settlement is subject.

b)        Adapt the content and terms and conditions of the Policy to any corporate transactions or exceptional circumstances that may arise while it is in force, either in connection with Banco Bilbao Vizcaya Argentaria, S.A. or the companies of its Group, or, in the case of the remuneration system for executive directors, in connection with the indicators selected to determine their variable remuneration or with the banks comprising the reference group for the TSR indicator, as applicable, such that it remains under equivalent terms and conditions.

c)        Adapt the content of the Policy to any requirements, observations or requests that the competent supervisors may make and, specifically, make adjustments to the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

percentages and deferral periods of the annual variable remuneration applicable to the executive directors of Banco Bilbao Vizcaya Argentaria, S.A., as well as to the withholding period for shares or instruments, or to the rules established for its calculation.

d)        Approve and establish as many developments as may be necessary to ensure the applicability of the variable remuneration reduction and recovery clauses established in the Policy and their compliance with applicable regulations, including, but not limited to, establishing and implementing the the recoupment policy that may be necessary to comply with the listing standard approved by the New York Stock Exchange (“New York Stock Exchange” and “NYSE Listing Standard”, respectively) in development of Section 10D of the Securities Exchange Act of 1934 (the “Dodd-Frank Recoupment Policy”), as well as with any other regulations or requirements that are applicable to Banco Bilbao Vizcaya Argentaria, S.A. at any given time.

e)        Authorize the award of counterparty and liquidity contracts with any financial institutions that it freely designates, under the terms and conditions it deems appropriate.

f)        Generally, perform as many actions or sign as many documents as may be required or appropriate to ensure the validity, effectiveness, implementation, elaboration and execution of the Policy.

RESOLUTIONS UNDER AGENDA ITEM FIVE

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, pursuant to the Report issued in this regard by the Board of Directors of the Bank on February 9, 2023, and which has been made available to shareholders as of the date on which this General Meeting was convened.

RESOLUTIONS UNDER AGENDA ITEM SIX

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Tax and the Ministry of Economy Affairs and Digital Transformation; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chairman, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

RESOLUTIONS UNDER AGENDA ITEM SEVEN

Approve, on a consultative basis, the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2022, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

Additionally, it is informed that, after the General Shareholders’ Meeting, the term of office of the director Susana Rodríguez Vidarte expired, and thus she ceased to be member of the Board of Directors. Consequently, she also ceased to be a member of the Executive Committee, the Risk and Compliance Committee and the Appointments and Corporate Governance Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 17, 2023
	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors